UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2012

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date May 11, 2012	By	/s/ Wang Jian
Name: Wang Jian Title: Joint Company Secretary

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Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the 2011 annual general meeting (“AGM”) of 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited) (the “Company”) will be held at Shanghai International Airport Hotel (上海國際機場賓館), 2550 Hongqiao Road, Shanghai, the People’s Republic of China (“PRC”) at 9:00 a.m. on Thursday, 28 June 2012, or any adjournment thereof, for the purpose of considering, and if thought fit, passing, with or without modifications, the following resolutions:

ORDINARY RESOLUTIONS

1.	“THAT, to consider and approve the report of the board of directors of the Company (the “Board”) for the year 2011.”

2.	“THAT, to consider and approve the report of the supervisory committee of the Company for the year 2011.”

3.	“THAT, to consider and approve the financial reports of the Company for the year 2011.”

4.	“THAT, to consider and approve the Company’s profit distribution proposal for the year 2011 (Note 1).”

5.	“THAT, to consider and approve the appointment of the Company’s PRC domestic auditors and international auditors for the year 2012, and to authorise the Board to determine their remuneration.”

6.	“THAT, to consider and approve the appointment of the Company’s auditors for internal control for the year 2012, and to authorise the Board to determine their remuneration.”

7.	“THAT, to consider and approve the appointment of directors to the sixth session of the Board (Note 8):
(1)	to consider and approve the appointment of Xu Zhao as a director of the sixth session of the Board;

(2)	to consider and approve the appointment of Gu Jiadan as a director of the sixth session of the Board;
(3)	to consider and approve the appointment of Tang Bing as a director of the sixth session of the Board.

Please refer to note 9 for biographical details of the relevant proposed directors.”

8.	“THAT, to consider and approve the appointment of Xi Sheng as a supervisor of the sixth session of the supervisory committee of the Company.

Please refer to note 10 for biographical details of the relevant proposed supervisor.”

9.	“THAT, to consider and approve the provision of guarantee for the financing to be obtained by certain subsidiaries of the Company for the three years from 2012 to 2015.”

SPECIAL RESOLUTIONS

10.	“THAT, to consider, approve, confirm and ratify an agreement entered into on 27 April 2012 between the Company and Boeing Company in respect of the purchase by the Company of twenty Boeing B777-300ER aircraft, and all transactions thereunder, details of which are set out in the announcement dated 27 April 2012 and the circular dated 14 May 2012 issued by the Company.”

11.	“THAT, to consider, approve, confirm and ratify an agreement entered into on 27 April 2012 between the Company and Boeing Company in respect of the disposal by the Company of five Airbus A340-600 aircraft, and all transactions thereunder, details of which are set out in the announcement dated 27 April 2012 and the circular dated 14 May 2012 issued by the Company.”

12.	“ THAT , to consider and approve the Company’s issuance of super short-term commercial paper.”

13.	“THAT, to consider and approve the granting of a general mandate to the Board to issue shares of the Company:

(a)	the Board be and is hereby granted, during the Relevant Period (as hereafter defined), an unconditional general mandate to separately or concurrently issue, allot and/or deal with domestic shares (“A Shares”) and overseas listed foreign shares (“H Shares”) of the Company, and to make or grant offers, agreements or options in respect thereof, subject to the following conditions:

(i)	such mandate shall not extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(ii)	the number of the A Shares and H Shares to be issued and allotted or agreed conditionally or unconditionally to be issued and allotted by the Board shall not exceed 20% of each of its existing A Shares and H Shares; and

(iii)	the Board will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (each as amended from time to time) or applicable laws, rules and regulations of other government or regulatory bodies and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained.

(b)	for the purposes of this special resolution:

 “Relevant Period” means the period from the passing of this special resolution until the earliest one of the following three terms:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this special resolution; or

(ii)	the expiration of the 12-month period following the passing of this special resolution; or

(iii)	the date on which the authority granted to the Board set out in this special resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting.

(c)	contingent on the Board resolving to separately or concurrently issue shares pursuant to paragraph (a) of this special resolution, the Board be authorised to increase the registered capital of the Company to reflect the number of share authorised to be issued by the Company pursuant to paragraph (a) of this special resolution and to make such appropriate and necessary amendments to the Articles of Association as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete an formality required to effect the separate or concurrent issuance of shares pursuant to paragraph (a) of this special resolution and the increase in the registered capital of the Company.”

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED

Wang Jian

Joint Company Secretary

As at the date of this notice, the Directors are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Li Yangmin	(Director, Vice President)
Luo Zhuping	(Director)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

Shanghai, the PRC

14 May 2012

Notes:

1.	Profit distribution proposal for the year ended 31 December 2011

The Board does not recommend the payment of dividend for the financial year ended 31 December 2011.

2.	Persons entitled to attend the AGM

Persons who hold H shares of the Company and are registered as holders of the H shares on the register of members maintained by Hong Kong Registrars Limited at the close of business on Monday, 28 May 2012 will be entitled to attend the AGM upon completion of the necessary registration procedures. Notice will be made to the holders of the A shares of the Company separately.

3.	Registration procedures for attending the AGM

(1)	Holders of the H shares of the Company shall deliver their written replies for attending the AGM, copies of transfers or copies of their share certificates or copies of receipts of share transfers, together with copies of their identity cards or other documents of identity, to the Company at its place of business located at 2550 Hongqiao Road, Shanghai, the PRC (fax no: +86 21 62686116) (for the attention of the Office of the Secretary of the Board of Directors) from 9:00 a.m. to 4:00 p.m. on Thursday, 7 June 2012 (if by facsimile) or between Thursday, 31 May 2012 and Thursday, 7 June 2012 (if by post). If proxies are appointed by shareholders of the Company (the “Shareholders”) to attend the AGM, they shall, in addition to the aforementioned documents, deliver the proxy forms and copies of their identity cards or other documents of identity to the above place of business of the Company.

(2)	Shareholders can deliver the necessary documents for registration to the Company in the following manner: by post or by facsimile.

4.	Appointing proxies

(1)	Shareholders who have the right to attend and vote at the AGM are entitled to appoint in writing one or more proxies (whether a member of the Company or not) to attend and vote at the meeting on their behalf.

(2)	The instrument appointing a proxy must be duly authorised in writing by the appointor or his attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign (or other documents of authorisation) must be notarially certified. For the holders of the H shares of the Company, the notarially certified power of attorney or other documents of authorisation and proxy forms must be delivered to Hong Kong Registrars Limited, the Company’s H share registrar not less than 24 hours before the time scheduled for the holding of the AGM before such documents would be considered valid.

(3)	If more than one proxy has been appointed by any Shareholder, such proxies shall not vote at the same time.

5.	Duration of the AGM

The AGM is expected to last for half a day. Shareholders or their proxies attending the AGM shall be responsible for their own accommodation and travel expenses.

6.	Closure of books

The H share register of members of the Company will be closed from Tuesday, 29 May 2012 to Thursday, 28 June 2012, both days inclusive, during which period no transfer of the H Shares will be effected. Where applicable, holders of the H shares of the Company intending to attend the AGM are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company’s H share registrar, Hong Kong Registrars Limited, by 4:30 p.m. on Monday, 28 May 2012.

The address and contact details of Hong Kong Registrars Limited are as follows:

Hong Kong Registrars Limited

Rooms 1712–1716, 17th Floor, Hopewell Centre

183 Queen’s Road East

Wanchai

Hong Kong

Telephone: +852 2862 8628

Fax: +852 2865 0990

7.	Abstention from voting

No person is required to abstain from voting in respect of any of the resolutions set out in the notice.

8.	Cumulative voting

Directors shall be elected through cumulative voting at the AGM. The number of total votes that a shareholder can exercise is decided by the following factors: (i) the number of shares held by such shareholders, and (ii) the number of directors to be elected. A shareholder may give all his or her votes to one candidate or divide his or her votes among several candidates. Directors are elected at the AGM based on the total number of votes he or she receives.

9.	Biographical details of the relevant proposed directors

Mr. Xu Zhao, aged 43, is currently the chief accountant of China Eastern Air Holding Limited (中國東方航空集團公司) (“CEA Holding”). Mr. Xu served as an engineer and an accountant in Dongfeng Motor Group Company Limited (東風汽車公司). He served as a manager in finance department of Shanghai Yanhua High Technology Limited Company (上海延華高科技有限公司) in 2000 and the chief financial officer of Shaanxi Heavy Duty Automobile Co. Limited (陝西重型汽車有限公司) in 2001. Since November 2006, Mr. Xu has served as the chief accountant in CEA Holding. From 29 June 2007 to 11 November 2011, Mr. Xu served as a supervisor of the Company. From 12 September 2009 till now, Mr. Xu was appointed as an independent non-executive director of Yingde Gases Group Company Limited, a company listed on The Stock Exchange of Hong Kong Limited. Mr. Xu graduated from Chongqing University, majoring in moulding, and the Chinese University of Hong Kong, majoring in accounting, and holds a master’s degree. Mr. Xu is qualified as an engineer and an accountant, and is a certified public accountant in the PRC.

As far as the Directors are aware, save as disclosed in the above, (i) Mr. Xu has not held any other position with the Company and its subsidiaries; (ii) Mr. Xu has not held any other directorship in the last 3 years in public companies the securities of which are listed on any securities market in Hong Kong or overseas; (iii) Mr. Xu has not held any other major appointments and professional qualifications preceding the date of this notice; (iv) Mr. Xu does not have any other relationship with any directors, senior management or substantial or controlling shareholders of the Company; and (v) as at the date of this notice, Mr. Xu does not have, and is not deemed to have, any interest in any shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (“SFO”).

Mr. Xu has not entered into any service contract with the Company in the capacity as a proposed director of the Company. The remuneration of Mr. Xu is determined according to the remuneration policy of the Company, his responsibilities and the prevailing market conditions.

Save as disclosed in this notice, the Board is not aware of any other matters in relation to the appointment of Mr. Xu which are required to be disclosed pursuant to Rules 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”) and any other matter that needs to be brought to the attention of the Company’s shareholders.

Mr. Gu Jiadan, aged 56, is currently the deputy general manager and a party member of CEA Holding. From March 2003 to May 2005, Mr. Gu was the assistant to general manager, and the general manager and the party committee secretary of the commerce department of Shanghai Airlines Co., Ltd. (上海航空股份有限公司) (“Shanghai Airlines”). From May 2005 to July 2009, he was a party committee member and the deputy general manager of Shanghai Airlines. From July 2009 to January 2010, he was the acting general manager of Shanghai Airlines. From January 2010 to July 2011, he was the deputy general manager and a party member of CEA Holding and the party committee secretary of Shanghai Airlines Co., Ltd. (上海航空有限公司). From July 2011 till now, Mr. Gu has served as the deputy general manager and a party member of CEA Holding. Mr. Gu holds a master’s degree and is a senior economist.

As far as the Directors are aware, save as disclosed in the above, (i) Mr. Gu has not held any other position with the Company and its subsidiaries; (ii) Mr. Gu has not held any other directorship in the last 3 years in public companies the securities of which are listed on any securities market in Hong Kong or overseas; (iii) Mr. Gu has not held any other major appointments and professional qualifications preceding the date of this notice; (iv) Mr. Gu does not have any other relationship with any directors, senior management or substantial or controlling shareholders of the Company; and (v) as at the date of this notice, Mr. Gu does not have, and is not deemed to have, any interest in any shares or underlying shares of the Company within the meaning of Part XV of the SFO.

Mr. Gu has not entered into any service contract with the Company in the capacity as a proposed director of the Company. The remuneration of Mr. Gu will be determined according to the remuneration policy of the Company, his responsibilities and the prevailing market conditions.

Save as disclosed in this notice, the Board is not aware of any other matters in relation to the appointment of Mr. Gu which are required to be disclosed pursuant to Rules 13.51(2) of the Listing Rules and any other matter that needs to be brought to the attention of the Company’s shareholders.

Mr. Tang Bing, aged 45, is currently a vice president of the Company and party member of CEA Holding. Mr. Tang joined the civil aviation industry in 1993. He served as deputy manager of the Engineering Technology Division under the Aircraft Engineering Department of 中國南方航空有限公司 (China Southern Airlines Company Limited), deputy director of the Business Development Department of 廣州飛機維修工程有限公司 (Guangzhou Aircraft Maintenance Engineering Co., Ltd.), and vice director of its Accessories Business Centre. From June 2003 to December 2005, he was vice president of 珠海摩天宇發動機維修有限公司 (MTU Maintenance Zhuhai Co., Ltd.). From December 2005 to March 2007, he served as office director of China Southern Airlines Holding Company. From March 2007 to December 2007, he was the president of 重慶航空有限公司 (Chongqing Airlines Company Limited). From December 2007 to May 2009, he served as chief engineer and general manager of the Aircraft Engineering Department of China Southern Airlines (a company listed on the Shanghai Stock Exchange and The Stock Exchange of Hong Kong Limited). From May 2009 to December 2009, he was appointed as general manager of the Beijing Branch of the Company. He served as a director and general manager of Shanghai Airlines from January 2010 to December 2011, and was appointed as the chairman of Shanghai Airlines in January 2012. He has served as the vice president of the Company since February 2010. He has served as a party member of CEA Holding since May 2011. Mr. Tang graduated from Nanjing University of Aeronautics and Astronautics majoring in electrical technology. He obtained a master of business administration degree (MBA) from the Administration Institute of Sun Yat-sen University and an EMBA degree from the School of Economics and Management of Tsinghua University.

As far as the Directors are aware, save as disclosed in the above, (i) Mr. Tang has not held any other position with the Company and its subsidiaries; (ii) Mr. Tang has not held any other directorship in the last 3 years in public companies the securities of which are listed on any securities market in Hong Kong or overseas; (iii) Mr. Tang has not held any other major appointments and professional qualifications preceding the date of this notice; (iv) Mr. Tang does not have any other relationship with any directors, senior management or substantial or controlling shareholders of the Company; and (v) as at the date of this notice, Mr. Tang does not have, and is not deemed to have, any interest in any shares or underlying shares of the Company within the meaning of Part XV of the SFO.

Mr. Tang has not entered into any service contract with the Company in the capacity as a proposed director of the Company. The remuneration of Mr. Tang is determined according to the remuneration policy of the Company, his responsibilities and the prevailing market conditions.

Save as disclosed in this notice, the Board is not aware of any other matters in relation to the appointment of Mr. Tang which are required to be disclosed pursuant to Rules 13.51(2) of the Listing Rules and any other matter that needs to be brought to the attention of the Company’s shareholders.

10.	Biographical details of the relevant proposed supervisor

Mr. Xi Sheng, aged 49, is currently the chief auditor and the head of the audit department of CEA Holding. Mr. Xi served as the deputy head of the foreign affairs department II of the foreign funds utilization and application audit department and the head of the liaison and reception office of the foreign affairs department of the National Audit Office of the PRC and the deputy head of the PRC Audit Institute (中國審計事務所). From November 1999 to July 2004, Mr. Xi served as the head of the fixed assets investment audit department of the National Audit Office of the PRC. From July 2004 to January 2007, Mr. Xi served as the party committee secretary and a special commissioner of the Harbin office of the National Audit Office of the PRC. From January 2007 to September 2009, Mr. Xi served as the head of the personnel and education department of the National Audit Office of the PRC. Since September 2009, Mr. Xi has served as the chief auditor and the head of the audit department of CEA Holding. Mr. Xi is also currently the chairman of the supervisor committee of Eastern Air Catering Investment Co. Ltd. (東方航空食品投資有限公司), a supervisor of Eastern General Aviation Co. Ltd. (東方通用航空責任公司), Eastern Aviation Import & Export Company ( 東航進出口有限公司), Shanghai Eastern Airlines Investment Co., Ltd (上海東航投資有限公司), Eastern Travel Investment (Group) Co. Ltd. (東方旅業投資 (集團) 有限公司), Jinrong Holding Co. Ltd (金戎控股有限責任公司). Mr. Xi graduated from Jiangxi University of Finance and Economics (江西財經大學) with undergraduate education background. He is a senior auditor.

As far as the directors of the Company are aware, save as disclosed in the above, (i) Mr. Xi has not held any other position with the Company and its subsidiaries; (ii) Mr. Xi has not held any other directorship in the last 3 years in public companies the securities of which are listed on any securities market in Hong Kong or overseas; (iii) Mr. Xi has not held any other major appointments and professional qualifications preceding the date of this notice; (iv) Mr. Xi does not have any other relationship with any directors, senior management or substantial or controlling shareholders of the Company; and (v) as at the date of this notice, Mr. Xi does not have, and is not deemed to have, any interest in any shares or underlying shares of the Company within the meaning of Part XV of the SFO.

Mr. Xi has not entered into any service contract with the Company in the capacity as a proposed supervisor of the Company. The remuneration of Mr. Xi is determined according to the remuneration policy of the Company, his responsibilities and the prevailing market conditions.

Save as disclosed in this notice, the Board is not aware of any other matters in relation to the appointment of Mr. Xi which are required to be disclosed pursuant to Rules 13.51(2) of the Listing Rules and any other matter that needs to be brought to the attention of the Company’s shareholders.

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